

January 21, 2011

Mr. Terry Wang
Chief Financial Officer
Trina Solar Limited
No. 2 Tian He Road
Electronics Park, New District
Changzhou, Jiangsu 213031
People's Republic of China

>   **Re: Trina Solar Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **Filed March 17, 2010**
>   **File No. 001-33195**

Dear Mr. Wang:

    We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief